Exhibit 99.1

Q3-2008 Third Quarter Report September 30, 2008 (unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

1 / 19

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	September 30	December 31
	2008	2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,662	$5,234
Accounts receivable	1,493	1,277
Inventories	5,225	5,317
Prepaid expenses and deposits	178	224
	9,558	12,052

Long-term Assets
Capital assets	164	387
Other assets	442	512

	$10,164	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,466	$2,325
Current portion of tenure allowance payable	65	54
Convertible debenture (Note 5)	2,712	--
	4,243	2,379
Long-term liabilities
Tenure allowance	929	940
	5,172	3,319

Shareholders’ equity
Share capital (Note 7(b))	2,721	101,027
Contributed surplus (Note 7(c))	10,412	9,875
Deficit	(8,141)	(101,270)
	4,992	9,632

	$10,164	$12,951
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne”
Director – Nitin Kaushal	Director – Joe Dunne

2 / 19

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

REVENUES
Sales	$1,923	$2,300	$6,644	$6,286
Licensing	4	--	4	57
Phytosterol revenues	1,927	2,300	6,648	6,343
Interest and other	39	96	133	397
	1,966	2,396	6,781	6,740
EXPENSES
Cost of sales	1,695	2,826	5,439	6,439
General and administrative	1,132	1,116	4,082	3,756
Marketing, sales and product development	276	352	1,218	1,244
Nutraceutical research, development and support	237	419	1,054	1,472
Foreign exchange loss (gain)	28	495	(226)	1,462
Depreciation and amortization	14	50	63	150
	3,382	5,258	11,630	14,523
Loss from continuing operations for the period
before taxes	(1,416)	(2,862)	(4,849)	(7,783)

Provision for (recovery of) income taxes	14	(64)	25	(282)
Net loss from continuing operations for the
period	(1,430)	(2,798)	(4,874)	(7,501)

Discontinued Operations (Note 12)
Income (loss) from discontinued operations	17	(346)	(1,225)	(1,372)
Gain on disposal of discontinued operations	768	--	768	--

Net loss and comprehensive loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)

Deficit, beginning of period	(7,496)	(95,316)	(101,270)	(89,587)
Reduction of deficit and stated share capital
(Note 3)	--	--	98,460	--
Deficit, end of period	$(8,141)	$(98,460)	$(8,141)	$(98,460)

Weighted average number of common shares
outstanding (‘000’s)	4,886	4,802	4,830	4,801

Basic and diluted loss per share from continuing
operations	$(0.29)	$(0.58)	$(1.01)	$(1.56)
Basic and diluted income (loss) per share from
discontinued operations	$0.00	$(0.07)	$(0.25)	$(0.29)
Basic and diluted gain per share from disposal of
discontinued operations	$0.16	--	$0.16	--

Basic and diluted loss per share	$(0.13)	$(0.65)	$(1.10)	$(1.85)
See accompanying notes to the consolidated financial statements.

3 / 19

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

OPERATIONS
Net loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)
Adjustments for:
Gain on disposal of discontinued operations	(768)	--	(768)	--
Depreciation and amortization	14	55	74	163
Loss on disposal of capital assets	1	--	68	--
Accretion of interest	97	--	151	--
Amortization of deferred license revenues		--	--	(57)
Stock-based compensation expense	103	14	138	942
	(1,198)	(3,075)	(5,668)	(7,825)
Net change in non-cash operating items (Note 11)	(1)	615	(875)	(1,533)
Net cash used in operations	(1,199)	(2,460)	(6,543)	(9,358)

INVESTMENTS
Net proceeds on disposal of discontinued
operations	1,017	--	1,017	--
Acquisition of capital assets	(2)	(35)	(9)	(85)
Proceeds on disposal of capital assets		--	3	--
	1,015	(35)	1,011	(85)
FINANCING
Issuance of common shares	--	--	--	7
Debenture	--	--	2,960	--
	--	--	2,960	7

Decrease in cash and cash equivalents	(184)	(2,495)	(2,572)	(9,436)
Cash and cash equivalents, beginning of period	2,846	8,346	5,234	15,287
Cash and cash equivalents, end of period	$2,662	$5,851	$2,662	$5,851

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Supplementary cash flow information:
Interest paid - continuing operations	$--	$1	$--	$3
Taxes paid	38		38
Non-cash financing activities:
Transfer from contributed surplus for options
exercised	--	--	--	26
Issuance of common shares on disposal of
discontinued operations (Note 12)	154	--	154	--
See accompanying notes to the consolidated financial statements.

4 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at September 30, 2008, and for all periods presented, have been made. The results of operations for the nine months ended September 30, 2008, are not necessarily indicative of the results for the full year ending December 31, 2008.

Management continues to be of the view that the Company’s capital resources will be sufficient to finance operations into the fourth quarter of 2009. This view is based on a number of factors and assumptions and include the assumption that the Company’s expenditures will not exceed those currently planned, that the Company will receive the additional $800 (Note 5) as anticipated, and that our revenues for the balance of 2008 and 2009 will meet or exceed our revised expectations. These expectations include an increase in 2009 revenues based on our expectation that the higher value product we are developing will be accepted by certain accounts and will be purchased in lieu of the phytosterol product we curren.tly supply.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business and is dependant on our ability to achieve the assumptions stated above respecting sufficiency of our capital resources.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Plan of Arrangement
On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc."

5 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN (continued):

Plan of Arrangement (continued):
These consolidated financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These consolidated financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

Basis of consolidation
These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

2)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the following new accounting standards:

Adoption of new Accounting Standards:

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

i)
Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has omplied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 8.

ii)
Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4.

6 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

2)	SIGNIFICANT ACCOUNTING POLICIES (continued):

iii)
Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its resentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 9. Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

3)	REDUCTION OF STATED SHARE CAPITAL AND ACCUMULATED DEFICIT:

As a condition of implementing the Arrangement (Note 1), Old Forbes reduced its stated Share Capital and Accumulated Deficit by the amount of $98,460 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated Share Capital (as amended).

4)	INVENTORIES:

	Sept. 30	Dec. 31
	2008	2007

Raw materials	$3,163	$1,949
Finished goods	2,679	3,818
	$5,842	$5,767
Valuation allowances	(617)	(450)

	$5,225	$5,317

During the nine months ended September 30, 2008, changes in raw materials and finished goods recognized as cost of sales amounted to $5,375 (September 30, 2007, - $5,041). During the nine months ended September 30, 2008, valuation allowances to write down inventories to net realizable value amounted to $167 (September 30, 2007 - $961). During the nine months ended September 30, 2008 the reversal of valuation allowances on inventories amounted to $nil (September 30, 2007 - $nil ). Write-downs and reversals are included in cost of sales.

7 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

5)	CONVERTIBLE DEBENTURE FINANCING:

As announced on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a subsidiary company, 3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc. (“Old Forbes")). As announced on May 12, 2008, the agreement was completed when the Investor made an investment of $2,960 into a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture were transferred to Forbes Medi-Tech Inc, the parent Company, which will continue to carry on the business previously carried on by Old Forbes. The convertible debenture was issued May 9, 2008, and is convertible or callable for one year to May 9, 2009. The convertible debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the transaction. The Company and the Investor will continue to source and pursue opportunities to maximize the value of their respective interests in Old Forbes.

Additionally, subject to certain conditions, the Investor has agreed that the Company will receive a minimum of $800 from these other opportunities within one year of closing of the transaction.

For accounting purposes, this convertible debenture is considered to have both a debt and equity component. The equity component of $399 is recorded in contributed surplus and relates to the fair value of the call option and to the embedded conversion feature. The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the expected life of the debenture. The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component. The carrying value of the liability portion is being accreted to its conversion value of $2,960, over a period from the date of issuance to its maturity date on May 9, 2009, or until conversion of the convertible debenture into common shares of Old Forbes. Interest accretion of $97 is charged to the statement of operations as interest expense for the three months ended September 30, 2008 and $151 for the nine months ended September 30, 2008. The transactions costs associated with the convertible debenture have been expensed as incurred in the three month period ended June 30, 2008.

6)	JOINT VENTURE:

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

	Sept. 30	Dec 31
Balance Sheet	2008	2007
Assets
Current assets	$216	$261
Office equipment	5	6

	$221	$267
Liabilities
Accounts payable, overdraft and accrued liabilities	$72	$150

Equity	$149	$117

8 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

6)	JOINT VENTURE (continued):

Earnings	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Revenue	$123	$237	$612	$884
Cost of sales	102	205	550	780
Expenses	11	16	38	52
Loss/(gain) on foreign exchange	7	3	(8)	8
Net earnings	$3	$13	$32	$44

Cash Flow	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Operating activities representing increases
in cash flow	$8	$28	$38	$24

7)	SHARE CAPITAL:

As explained in note 1, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a) Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

9 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(b) Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2007	4,801,491	$101,027	$8,002

Reduction of stated share capital (Note 3)	--	(98,460)
Employee stock-based compensation expense	--	--	25

Balance, March 31, 2008	4,801,491	$2,567	$8,027

Employee stock-based compensation expense	--	--	10

Balance, June 30, 2008	4,801,491	$2,567	$8,037
Issuance of common shares (Note 12)	168,322	154
Employee stock-based compensation expense	--	--	101
Non-employee stock-based compensation
expense	--	--	2

Balance, September 30, 2008	4,969,813	$2,721	$8,140

(c) Contributed surplus comprises:

	Sept. 30	December 31
	2008	2007

Surplus relating to stock compensation, warrants
and options associated with common shares
(Note 7 (b))	$8,140	$8,002
Surplus relating to warrants associated with the
Series B Convertible Preferred Shares	1,873	1,873
Surplus relating to call option associated with the
Convertible debenture (Note 5)	399	--

Total contributed surplus	$10,412	$9,875

10 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At September 30, 2008, the Company could grant options for up to 496,981 common shares.

The aggregate intrinsic values of all vested stock options outstanding at September 30, 2008 was $nil. The total fair value of stock options that vested during the three months ended September 30, 2008 was $125. The total fair value of stock options that vested during the nine months ended September 30, 2008 was $183. The weighted average grant-date “fair values” of stock options granted during the three and nine months ended September 30, 2008 was $0.57. The total intrinsic values of the stock options exercised during the three and nine months ended September 30, 2008 was $nil. No options were exercised in the three and nine months ended September 30, 2008.

Stock options outstanding as at September 30, 2008:

		Options outstanding			Options exercisable
		Number			Number
		outstanding at	Weighted	Weighted	exercisable at	Weighted
	Range of	September 30,	average remaining	average	September 30,	average
	Exercise prices	2008	contractual life	exercise price	2008	exercise price

$	<1.00	156,000	4.75	$0.97	156,000	$0.97
	$1.00- $7.28	7,900	3.50	$6.54	7,700	$6.55
	$8.00	263,315	3.47	$8.00	254,429	$8.00

		427,215	3.94	$5.41	418,129	$5.35

11 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the three months ended September 30, 2008 are as follows:

		Options outstanding			Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	367,686	$7.93	4.18		50,349	$3.28
Granted	156,000	0.97	4.75		156,000	0.57
Forfeited	(96,471)	7.84	3.32		(13,277)	3.17
Vested					(183,986)	0.99
Outstanding at
September 30, 2008	427,215	$5.41	3.94	$Nil	9,086	$3.30

Options exercisable	418,129	$5.35	3.88	$Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on September 29, 2008 of $0.55 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

As at September 30, 2008, 418,129 options are exercisable at a weighted average exercise price of $5.35 per share. The stock options expire at various dates from January 12, 2012 to June 30, 2013.

(e)  Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at September 30, 2008 and expire on October 26, 2010. No warrants were exercised in the three and nine months ended September 30, 2008.

12 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(f) Stock based compensation:

Stock-based compensation recorded for the three and nine month periods ended September 30, 2008 is summarized below:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Employee stock-based compensation	$101	$13	$136	$823
Non-employee stock-based compensation	2	1	2	119
Total stock-based compensation	$103	$14	$138	$942

For the three and nine month periods ended September 30, 2008 and 2007 this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Nutraceutical research, development and	$13	$5	$27	$345
support
General and administrative	69	6	83	411
Marketing, sales and product development	21	3	28	186
	$103	$14	$138	$942

At September 30, 2008 there is a balance of $20 of unamortized stock based compensation expense, which will be amortized over 0.5 years.

The fair value of each employee stock option grant was estimated on the date of grant using the

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007
Risk-free interest rate	2.9%	n/a	2.9%	4.5%
Expected dividend yield	0%	n/a	0%	0%
Expected life (years)	2	n/a	2	2
Expected volatility	114%	n/a	114%	91%
Weighted average grant date fair value
per option	$0.57	n/a	$0.57	$0.36

Black-Scholes option pricing model with the following weighted average assumptions

13 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

7)	SHARE CAPITAL (continued):

(f) Stock based compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007
Risk-free interest rate	3.1%	n/a	3.1%	4.5%
Expected dividend yield	0%	n/a	0%	0%
Expected life (years)	4.8	n/a	4.8	4.7
Expected volatility	96%	n/a	96%	92%
Weighted average grant date fair value
per option	$0.71	n/a	$0.71	$0.50

8)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended September 30, 2008.

As at September 30, 2008 total managed capital shareholders’ equity was $4,992.

9)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

14 / 19

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at September 30, 2008 are as follows:

	US		British
	dollars	Euros	pounds
	(‘000)	(‘000)	(‘000)

Cash and cash equivalents	$971	€9	£41
Accounts receivable	684	299	73
Accounts payable and accrued liabilities	(511)	(6)	(39)

	$1,144	€302	£75

The Company’s measurement currency is Canadian dollars however certain of the Company’s revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”). Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates. During the nine month period ended September 30, 2008 approximately 55% of the Company’s sales were made in US dollars and approximately 53% of expenses were incurred in US dollars. With all other variables held constant, a one percentage point increase in the value of the US dollar relative to the Canadian dollar would have increased net loss by approximately $28 for the nine months ended September 30, 2008. During the nine month period ended September 30, 2008 approximately 35% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros. With all other variables held constant, a one percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $14 for the nine months ended September 30, 2008.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk (continued):

(i) Currency risk: (continued)

During the nine month period ended September 30, 2008 approximately 10% of the Company’s sales were made in GBP and approximately 5% of expenses were incurred in GBP. With all other variables held constant, a one percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased net loss by an insignificant amount for the nine months ended September 30, 2008.

At September 30, 2008, the Company has US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable. Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss. With all other variables held constant, a one percentage point increase in the value of the US dollar, Euro and GBP relative to the Canadian dollar would have decreased the net loss by approximately $2, $3 and an insignificant amount respectively at September 30, 2008 Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii) Interest rate risk:.

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held. A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability by $93.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $2,662 (December 31, 2007 - $5,234) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company's cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

September 30, 2008

Trade accounts receivable	$1,309
Other receivables	184

Total accounts receivable	$1,493

Current	$996
Past due for less than:
30 days	256
60 days	6
90 days	--
Past due for 90 days or greater	51

Total trade accounts receivable, net	$1,309

Other accounts receivable include amounts for use tax receivable and the current portion of a note receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk and personal guarantees are in place for the note receivable.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(c) Liquidity risk (continued):

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2008:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year

Accounts payable and accrued liabilities	$1,466	$--	$--	$--
Tenure allowance	16	16	33	929
	$1,482	$16	$33	$929

The Company has a convertible debenture balance at September 30, 2008 of the amount of $2,712 that may be payable by Old Forbes on demand on or after May 9, 2009 (refer to note 5).

10)	SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the nine months ended September 30, 2008, substantially all of the Company’s revenue was generated from four customers.

11)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007
Accounts receivable	$711	$(117)	$(216)	$14
Inventories	109	220	92	(111)
Income taxes recoverable	-	(328)	-	(328)
Prepaid expenses and deposits	133	210	145	406
Accounts payable and accrued liabilities	(933)	620	(859)	(1,497)
Increase/(decrease) in tenure allowance	(22)	10	(37)	(17)
Other	1	-	-	-
	$(1)	$615	$(875)	$(1,533)

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

12)	DISCONTINUED OPERATIONS:

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. Accordingly, all expenses, related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007. The company did not generate any revenue from its discontinued pharmaceutical R&D programs.

In August 2008, the Company completed the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition). Terms of the sale included an upfront payment of $1,055 (US $1,000) in cash paid at closing to Forbes Medi-Tech Inc. along with potential future payments of up to US $6,000, in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

The proceeds from sale included $960 (US $910) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (TPP), of $192 (US $182) which comprised of 168,322 Forbes’ common shares valued at $154 (US $146) and cash of $38 (US $36) for a gain of $768 (US $728). Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the Nasdaq stock exchange high and low trading price of Forbes common shares on the closing date. Also, the proceeds of sale included $95 (US $90) for capital assets, which resulted in a loss of $1 (US $1). Under the terms of the agreement with the former TPP shareholders, 20% of contingent future payments received from the sale, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

The following tables reflect our loss / (income) from discontinued operations relating to our pharmaceutical research and development programs for the three and nine-month periods ended September 30, 2008 and 2007.

Loss from discontinued operations

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

Expenses
Pharmaceutical research & development	$3	374	$1,032	1,369
Pharmaceutical administrative	(20)	(33)	182	(10)
Depreciation and amortization	--	5	11	13

Loss / (Income) from discontinued
operations	$(17)	346	$1,225	1,372

Gain on disposal of discontinued operations	$768	--	$768	--

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